UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Earle M. Jorgensen Company

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

480829 10 0

(CUSIP Number)

James J. Connors, II, Esq.

Vice President and General Counsel

Kelso & Company

320 Park Avenue, 24th Floor

New York, NY 10022

(212) 223-2379

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KIA III – Earle M. Jorgensen, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph S. Schuchert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank T. Nickell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,499

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 20,499

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,195,133*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.2%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Wall, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,179,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George E. Matelich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,179,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael B. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David I. Wahrhaftig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank K. Bynum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip E. Berney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

* Of the 25,205,133 shares reported on this Schedule 13D, (a) 22,445,810 shares are owned of record by Kelso Investment Associates IV, L.P. (“KIA IV”), (b) 11, 616 shares are owned of record by Kelso Equity Partners II, L.P. (“KEP II”), (c) 1,704,740 shares are owned of record by KIA III – Earle M. Jorgensen, L.P. (“KIA III”), (d) 1,012,468 shares are owned of record by Kelso Investment Associates, L.P. (“KIA”), (e) 5,000 shares are owned of record by George E. Matelich, (f) 5,000 shares are owned of record by Thomas R. Wall, IV, and (g) 20,499 shares are owned of record by Frank T. Nickell.  Kelso Partners I, L.P. (“KP I”) is the general partner of KIA and has voting and dispositive power over the shares held by KIA.  KP I disclaims beneficial ownership of the securities owned of record by KIA pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Kelso Partners III, L.P. (“KP III”) is the general partner of KIA III and has voting and dispositive power over the shares held by KIA III.  KP III disclaims beneficial ownership of the securities owned of record by KIA III pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Kelso Partners IV, L.P. (“KP IV”) is the general partner of KIA IV and has voting and dispositive power over the shares held by KIA IV.  KP IV disclaims beneficial ownership of the securities owned of record by KIA IV pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of KIA, KIA III, KIA IV, and KEP II (collectively the “Kelso Funds”), due to their common control, may be deemed to beneficially own the securities owned of record by each of the others.  Each of the Kelso Funds disclaims beneficial ownership of the securities owned of record by each of the others pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of KP I, KP III and KP IV (the “General Partners”), due to their common control, may be deemed to beneficially own the securities owned of record by each of the Kelso Funds.  Each of the General Partners disclaims beneficial ownership of the securities owned of record by each of the Kelso Funds pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of securities owned of record by KIA IV and KEP II, by virtue of their status as general partners of KP IV and KEP II.  Messrs. Nickell, Wall, and Matelich, may be deemed to share beneficial ownership of securities owned of record by KIA III and KIA by virtue of their status as general partners of KP III and KP I.  Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share dispositive and voting power with respect to securities owned by each of the Kelso Funds, as to which they serve as a general partner of the General Partner.  Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney each disclaim beneficial ownership of the securities owned or deemed beneficially owned by each of the Kelso Funds and the General Partners pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of the Kelso Funds, each of the General Partners, Messrs. Goldberg, Wahrhaftig, Bynum and Berney disclaim beneficial ownership of the securities owned of record by each of Messrs. Wall, Matelich and Nickell pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Nickell, Wall and Matelich each disclaim beneficial ownership of the securities owned or deemed beneficially owned by each of the others pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Amendment No. 2 to Schedule 13D

The Schedule 13D filed by filed by KIA III – Earle M. Jorgensen, L.P. (“KIA III”) , Kelso Investment Associates, L.P. (“KIA”), Kelso Equity Partners II, L.P. (“KEP II”) , Kelso Investment Associates IV, L.P. (“KIA IV”) , Kelso Partners I, L.P. (“Partners I”), Kelso Partners III, L.P. (“Partners III”), Kelso Partners IV, L.P. (“Partners IV”), Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., and Philip E. Berney on April 29, 2005 (the “Schedule 13D”) and the Amendment No. 1 to the Schedule 13D filed by KIA III, KIA, KEP II, KIA IV, Partners I, Partners III, Partners IV, and Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, and Berney on January 19, 2006 (the “Schedule 13D/A”) are hereby amended and supplemented as set forth below in this Amendment No. 2 to the Schedule 13D (the “Amendment”).  This Amendment is being filed to reflect that effective February 28, 2006, Mr. Schuchert ceased to be a general partner, and became a limited partner, of each of KEP II, Partners I, Partners III, and Partners IV.  Partners IV is the general partner of KIA IV.  As a result, Mr. Schuchert may no longer be deemed to share beneficial ownership of the securities owned of record by KIA IV.  Partners III is the general partner of KIA III.  As a result, Mr. Schuchert may no longer be deemed to share beneficial ownership of the securities owned of record by KIA III.  Partners I is the general partner of KIA.  As a result, Mr. Schuchert may no longer be deemed to share beneficial ownership of the securities owned of record by KIA.  As a result of the transaction, Mr. Schuchert may no longer be deemed to share beneficial ownership of the securities owned of record by KEP II.

Item 2.	Identity and Background

The disclosure in the penultimate paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The general partners of KP IV and KEP II are Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney. The general partners of KP III and KP I are Messrs. Nickell, Wall, and Matelich. The principal address of all of the persons or entities referred to in this Item 2 is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022. Each of the entities referenced in this Item 2 are organized in the State of Delaware. Each of the persons referenced in this Item 2 are citizens of the United States of America. Reference is made to Schedule I hereto.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  The responses of KIA III, KIA, KEP II, KP I, KP III, KP IV, KIA IV, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnote (1) to such information) are incorporated herein by reference. The figures repeated in Row 13 of the cover pages are based upon 48,517,110 shares, as reported in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, by Earle M. Jorgensen Company on April 15, 2005.

(b)  The responses of KIA III, KIA, KEP II, KP I, KP III, KP IV, KIA IV, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnote (1) to such information) are incorporated herein by reference.

Schedule I.

The disclosure in Schedule I to the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE I

The following table sets forth the name and present principal occupation of each of the persons referenced in Item 2 to this Schedule 13D. The business address of each such person is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Frank T. Nickell	President and Chief Executive Officer of Kelso & Company, L.P.

Thomas R. Wall, IV	Managing Director of Kelso & Company, L.P.

George E. Matelich	Managing Director of Kelso & Company, L.P.

Michael B. Goldberg	Managing Director of Kelso & Company, L.P.

David I. Wahrhaftig	Managing Director of Kelso & Company, L.P.

Frank K. Bynum, Jr.	Managing Director of Kelso & Company, L.P.

Philip E. Berney	Managing Director of Kelso & Company, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 9, 2006

JOSEPH S. SCHUCHERT
		Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact**

**The Power of Attorney filed with the Securities and Exchange Commission on April 14, 2005 in respect of the securities of Earle M. Jorgensen Company by Joseph S. Schuchert is hereby incorporated by reference.